SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 32)1
Synergy Brands Inc.

(Name of Issuer)
Common Stock, $.001 per share

(Title of Class of Securities)
87159E402

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 13, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 5 pages

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87159E402	13D	Page	2	of	5

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lloyd I. Miller, III ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,229,748

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,224

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,229,748

WITH	10	SHARED DISPOSITIVE POWER

		470,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,699,972

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.2%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Introduction
     This constitutes Amendment No. 32 (the “Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated September 26, 2001, as amended (the “Statement”), relating to the common stock, par value $0.001 per share (the “Shares”) of Synergy Brands Inc., a Delaware corporation (the “Company”). The Company has its principal executive offices at 223 Underhill Blvd., Syosset, New York 11791. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.
     Item 4. Purpose of the Transaction
     Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     The purpose of this Amendment is to report that since the filing of Amendment No. 31 to the Statement, dated June 5, 2007 (“Amendment No. 31”), a material change occurred in the percentage of Shares beneficially owned by Mr. Miller.
     Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Mr. Miller beneficially owns 2,699,972 Shares which is 27.2% of the 9,913,700 outstanding
Shares pursuant to the Company’s 10Q filed on November 13, 2007.
     As of the date hereof, 404,272 of such beneficially owned Shares are owned of record by Trust A-4; 15,952 of such beneficially owned Shares are owned of record by Trust C; 1,315,500 of such beneficially owned Shares are owned of record by Milfam I L.P.; 45,900 of such beneficially owned Shares are owned of record by Milfam II L.P.; 868,348 of such beneficially owned Shares are owned of record by Mr. Miller directly; 25,000 of such beneficially owned Shares are owned of record by Trust A-2; and 25,000 of such beneficially owned Shares are owned of record by Trust A-3.
     (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by Trust A-4, Trust C, Trust A-2 and Trust A-3. Mr. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P. and Mr. Miller directly.
     (c) The following table details the transactions effected during the past sixty days:

MILFAM I L.P.
Date of Transaction	Number of Shares Acquired	Price Per Share
October 16, 2007	18,000	*
November 8, 2007	90,000	**

*	These shares were beneficially acquired by Mr. Miller pursuant to Section 14(b) of the subscription agreement dated as of November 1, 2004 between the Company and Milfam I L.P., (the “November Subscription Agreement”). The November Subscription Agreement was filed as Exhibit 100.2 to Amendment No. 25 to the Statement filed by Mr. Miller on August 3, 2005 and is hereby incorporated by reference. No additional consideration was paid by Mr. Miller for these Shares.

**	These shares were beneficially acquired by Mr. Miller pursuant to Section 14(a) of the November Subscription Agreement dated as of November 1, 2004 between the Company and Milfam I L.P., (the “November Subscription Agreement”). The November Subscription Agreement was filed as Exhibit 100.2 to Amendment No. 25 to the Statement filed by Mr. Miller on August 3, 2005 and is hereby incorporated by reference. No additional consideration was paid by Mr. Miller for these Shares.
     (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.
     (e) Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.
Dated: November 21, 2007

/s/ Lloyd I. Miller, III
Lloyd I. Miller, III